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04004945

SECURITIE: v ЗION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECE

MAR · 1 2004
WASH. D.C.
158 SECTION

SEC FILE NUMBER

8-44643

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF ___**12/31/03**___
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY

FIRM ID. NO.

NAME OF BROKER-DEALER:

APOLLO PARTNERS, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 1522
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Gallagher   **(312) 362-3025**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    [X] Certified Public Accountant
    [ ] Public Accountant
    [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 25 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



APOLLO PARTNERS, L.P.
(An Illinois Limited Partnership)

**STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

as of December 31, 2003
<u>AVAILABLE FOR PUBLIC INSPECTION</u>

OATH OR AFFIRMATION

I, **Mary Gallagher**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Apollo Partners, L.P.** as of **December 31, 2003** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
None
_____

<center>Signature</center>

<center>Vice President, Mercury Trading, Inc.</center>
<center>(the General Partner)</center>
<center>Title</center>

Subscribed and sworn to before me this

_25th_ day of _February_ , 2004

```
OFFICIAL SEAL
PHILIP C RYAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/20/04
```

_____
Notary Public

This report** contains (check all applicable boxes)
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Partners of
Apollo Partners, L.P.

We have audited the accompanying statement of financial condition of Apollo Partners, L.P. as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Apollo Partners, L.P. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 20, 2004

APOLLO PARTNERS, L.P.
(An Illinois Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2003

ASSETS

Cash	$	43,964
Securities owned, at market		
Long stocks		19,407,466
Long options		22,206,160
Receivable from employee		4,000
Exchange membership, at cost (market value $270,000)		170,000
Investment in broker-dealer		10,000
	$	41,841,590

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Securities sold, not yet purchased, at market		
Short stocks	$	14,754,147
Short options		16,291,537
Payables to broker-dealer		8,421,609
		39,467,293

Partners' Capital

General partner		1,318,880
Limited partner		1,055,417
		2,374,297
	$	41,841,590

See accompanying notes.

APOLLO PARTNERS, L.P.
(An Illinois Limited Partnership)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
as of December 31, 2003

1. **Organization and Business**

   Apollo Partners, L.P. (the "Partnership"), an Illinois limited partnership, was formed on April 21, 1992. The Partnership is a registered broker-dealer with the Securities and Exchange Commission and is a member of Chicago Board Options Exchange (the "CBOE"). The Partnership is a Designated Primary Market Maker and engages primarily in proprietary trading at the CBOE.

2. **Summary of Significant Accounting Policies**

   Revenue Recognition
   Securities transactions are recorded on a trade date basis, and, accordingly, gains and losses are recorded on unsettled transactions.

   Income Taxes
   No provision has been made for federal income taxes as the taxable income or loss of the Partnership is included in the respective income tax returns of the partners.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. **Fair Value of Financial Instruments**

   Securities owned, securities sold, not yet purchased, and other financial instruments used for trading purposes are recorded in the statement of financial condition at market value, with related unrealized profit or loss included in net trading gain in the statement of operations. As the Partnership operates as a broker-dealer, all financial instruments are stated at a value which approximates fair value.

4. **Clearing Agreement**

   The Partnership has a Joint Back Office ("JBO") clearing agreement with First Options of Chicago, Inc. ("FOC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Partnership has invested $10,000 in the preferred shares of FOC. The Partnership's investment in FOC is reflected as investment in broker-dealer in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Partnership maintain a minimum net liquidating equity of $1 million with FOC, exclusive of its preferred stock investment.

5.   **Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk**

In the normal course of business the Partnership enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk which include exchange-traded equity and index options, futures contracts and short stocks.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options contracts, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities or money market instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Partnership to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Partnership's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

All financial instruments with off-balance sheet risk and other derivative financial instruments are held for trading purposes.

Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk).

The contractual or notional amounts related to derivative financial instruments reflect the volume and activity and do not reflect the amounts at risk. At December 31, 2003, the contract or notional amounts of derivative financial instruments used for trading purposes were approximately as follows:

Futures commitment to purchase	$ 2,687,000
Futures commitment to sell	933,000
Options held	164,000,000
Options written	126,000,000

In management's opinion, the market risk is substantially diminished when all financial instruments, including stocks owned and sold, not yet purchased, are aggregated.

At December 31, 2003, a significant credit concentration consisted of approximately $2.2 million, representing the market value of the Partnership's trading accounts carried by its clearing broker, First Options of Chicago, Inc. Management does not consider any credit risk associated with this receivable to be significant.

6. **Trading Activities**

The Partnership trades in exchange traded equities, equity options, index options.

The fair value of derivatives represents unrealized gains and losses on open futures contracts and options contracts at market value. The following table discloses the approximate fair values of derivative financial instruments held for trading as of December 31, 2003, as well as the approximate quarterly average fair values of derivatives held during 2003:

	December 31, 2003	Average During 2003
Futures assets	$ 170,000	$ 326,000
Futures liabilities	(41,000)	(174,000)
Equity & index options assets	22,206,000	17,540,000
Equity & index options liabilities	(16,292,000)	(11,970,000)

7. **Net Capital Requirements**

The Partnership is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Partnership has elected to compute net capital using the alternative method, permitted by SEC Rule 15c3-1, which requires that the Partnership maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2003, the Partnership had net capital and net capital requirements of $2,170,834 and $250,000, respectively, and had no customer accounts, as defined by SEC Rule 15c3-3.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	APOLLO PARTNERS, L.P.	as of **December 31, 2003**

COMPUTATION OF NET CAPITAL

1. Total ownership (from Statement of Financial Condition- Item 1800) — $ 2,374,297 [3480]

2. Deduct: Ownership equity not allowable for net capital — [3490]

3. Total ownership equity qualified for net capital — $ 2,374,297 [3500]

4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — $ _____ [3520]
   B. Other (deductions) or allowable subordinated liabilities — [3525]

5. Total capital and allowable subordinated liabilities — $ 2,374,297 [3530]

6. Deductions and/or charges:
   A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below) — $ 184,000 [3540]
      1. Additional charges for customers' and non-customers' security accounts — [3550]
      2. Additional charges for customers' and non-customers' commodity accounts — [3560]
   B. Aged fail-to-deliver — [3570]
      1. Number of items — [3450]
   C. Aged short security differences- less reserved of — [3460] — [3580]
      2. Number of items — [3470]
   D. Secured demand note deficiency — [3590]
   E. Commodity futures contract and spot commodities proprietary capital charges — [3600]
   F. Other deductions and/or charges — [3610]
   G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x) — [3615]
   H. Total deduction and/or charges — $ (184,000) [3620]

7. Other additions and/or allowable credits (List) — [3630]

8. Net Capital before haircuts on securities positions — $ 2,190,297 [3640]

9. Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):
   A. Contractual securities commitments — [3660]
   B. Subordinated securities borrowings — [3670]
   C. Trading and Investment securities
      1. Bankers' acceptance, certificates of deposit, and commercial paper — [3680]
      2. U.S. and Canadian government obligations — [3690]
      3. State and municipal government obligations — [3700]
      4. Corporate obligations — [3710]
      5. Stocks and warrants — [3720]
      6. Options — $ 19,463 [3730]
      7. Arbitrage — [3732]
      8. Other securities — [3734]
   D. Undue concentration — [3650]
   E. Other (List) — [3736] — $ (19,463) [3740]

10. Net Capital — $ 2,170,834 [3750]
    OMIT PENNIES

Non-Allowable Assets (line 6.A):

Exchange membership, at cost	$	170,000
Employee receivable		4,000
Investment in broker dealer		10,000
	$	184,000

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	APOLLO PARTNERS, L.P.	as of __December 31, 2003__

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ -	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ -	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$ -	[3760]
14.	Excess net capital (line 10 less 13)	$ -	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ -	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$ -	[3790]
17.	Add: A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts (List)	[3820]	[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		[3838]
19.	Total aggregate indebtedness	$ -	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)	% -	[3850]
21.	Percentage of aggregate indebtedness to net capital _after_ anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)	% -	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits	-	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 250,000	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$ 250,000	[3760]
25.	Excess net capital (line 10 less 24)	$ 1,920,834	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, _after_ anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$ 1,870,834	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of partnership (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

APOLLO PARTNERS, L.P.
(An Illinois Limited Partnership)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
as of December 31, 2003

The Partnership did not handle any customer cash or securities during the year ended December 31, 2003 and does not have any customer accounts.

APOLLO PARTNERS, L.P.
(An Illinois Limited Partnership)

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
as of December 31, 2003

The Partnership did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2003 and does not have any PAIB accounts.

APOLLO PARTNERS, L.P.
(An Illinois Limited Partnership)

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2003

The Partnership did not handle any customer cash or securities during the year ended December 31, 2003 and does not have any customer accounts.

APOLLO PARTNERS, L.P.
(An Illinois Limited Partnership)

ADDENDUM TO FINANCIAL AND OPERATIONAL
COMBINED UNIFORM SINGLE REPORT PART III
as of December 31, 2003

Reconciliation Pursuant to Rule 17a-5(d)

The following is a reconciliation of and explanations for differences between the unaudited FOCUS Part IIA Report and audited FOCUS Part III Report as of December 31, 2003:

Adjusted Net Capital per Unaudited FOCUS Part IIA Report	$ 2,115,041
Haircut computation difference	55,793
Adjusted Net Capital per Audited FOCUS Part III Report	$ 2,170,834



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Partners of
Apollo Partners, L.P.

In planning and performing our audit of the statement of financial condition of Apollo Partners, L.P. (the "Partnership") as of December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Partnership in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that the Partnership, although not exempt from Rule 15c-3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2003, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 20, 2004